VIA EDGAR AND COURIER

July 5, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverage, Apparel, and Mining

RE:	Silvercorp Metals Inc.
Form 40-F for the Fiscal Year Ended March 31, 2012
Filed June 29, 2012
Comment Letters dated June 25, 2013 and May 1, 2013
File No. 001-34184

Dear Ms. Jenkins:

This letter is submitted on behalf of Silvercorp Metals Inc. (the “Company” or “we”) in response to the comment contained in your letter dated June 25, 2013 and to update our response to your prior comment No. 3 contained in your comment letter dated May 1, 2013 with respect to the Company’s Annual Report on Form 40-F for the year ended March 31, 2012, which was filed on June 29, 2012 (the “2012 Form 40-F”).

The text of each comment has been reproduced in this letter with each respective response. For your convenience we have italicized each comment.

Form 6-K filed May 23, 2012

Exhibit 99.2

Management’s Discussion and Analysis

4. Fiscal Year 2012 Operating Performance

(vi) Cash and Total Cost per Ounce of Silver (Gold for the BYP mine), page 4

1.

We have considered your response to our prior comment 3. We continue to believe the presentation of these non-IFRS measures, total production cost per ounce of silver and gold, and cash cost per ounce of silver and gold which deduct material by-product sales related to lead, zinc and gold, are inappropriate because they place too much emphasis on a measure that materially distorts your actual production costs. Please revise accordingly and amend your Form 40-F as appropriate to comply.

Response: We acknowledge your comments and as such, beginning with our Fiscal 2013 MD&A on Form 40-F, we will no longer disclose non-IFRS measures of total and cash production cost per ounce of silver and gold in future filings. Accordingly, we have amended our previously filed Fiscal 2013 MD&A under cover of Form 6-K to effect this change.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
July 5, 2013

Form 40-F for the Fiscal Year Ended March 31, 2012

Exhibit 99.1

Item 5 Mineral Properties, page 27

4.

We note you disclose mineral resources on your company website that are not disclosed in your annual filing. In future filings please disclose mineral resources and mineral reserves for all properties.

Response: In our prior response dated April 10, 2013, we indicated to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) that we would provide disclosure of mineral resources and mineral reserves for all properties. In completing the preparation of our Form 40-F for the fiscal year ended March 31, 2013, we disclosed only the material properties for the fiscal year ended March 31, 2013 being the Ying Mining District properties and the GC property. While there are other properties listed on our website; these are non-material to our financial condition, liquidity, or results of operations and for this reason are not included in our Form 40-F for the fiscal year ended March 31, 2013 (the “2013 Form 40-F”), filed on June 28, 2013.

We respectfully submit that disclosure relating to non-material properties is not required by the Canadian disclosure requirements set forth in National Instrument 51-102 Continuous Disclosure Obligations Form F2 Annual Information Form (“NI 51-102F2”). NI 51-102F2 requires detailed disclosure, including mineral resource and mineral reserve estimates, only for mineral projects that are material to the company. Therefore, it is not required, nor is it standard practice, for Canadian companies to include mineral resource and mineral reserve estimates for non-material properties.

Pursuant to Canadian securities laws, we are permitted to make disclosure regarding non-material properties, including mineral resource and mineral reserve estimates, without having to file supporting technical reports as set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 provides that, provided that an issuer complies with basic disclosure standards in reporting mineral resources and mineral reserves, an issuer may disclose scientific and technical information regarding non-material properties, including mineral resources and mineral reserves, without the requirement to file supporting technical reports or to address such non-material properties in yearly disclosure documents. For this reason, we respectfully submit that our website disclosure regarding immaterial properties does not necessitate corresponding disclosure in our annual filings.

*	*	*

Certain of the comments contained in the Staff’s letters dated March 21, 2013 and May 1, 2013 requested that we amend our Form 40-F for the year ended March 31, 2012. However, we advise that our 2013 Form 40-F, filed on June 28, 2013 addressed all of the Staff’s prior comments. Since the corrected information has been made public, the Company respectfully submits that amending the 2012 Form 40-F would not be necessary since the material information is currently available to the public and the Company would incur additional costs and time without added benefit to investors.

*	*	*

In connection with our responses in this letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  your comments or changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
July 5, 2013

We note that the Division of Enforcement has access to all information we provide to you in your review of our filing or in response to our comments on our filing.

If you have any questions or concerns, please feel free to contact us by telephone at 604-669-9397.

Sincerely,

/s/ Rui Feng
Dr. Rui Feng
Chairman and Chief Executive Officer

cc: AMC Mining Consultants (Canada) Ltd
cc: Latham & Watkins LLP
cc: Deloitte LLP
cc: Ernst & Young LLP